EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

October 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	EZGO Technologies Ltd.

Amendment No. 3 to Registration Statement on Form F-3

Filed September 8, 2022

File No. 333-263315

Dear Mr. Jones:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 21, 2022 (the “Comment Letter”), regarding Amendment No. 3 to Registration Statement on Form F-3 (the “Registration Statement”) filed on September 8, 2022.

Based on certain guidance provided by you in a telephone conversation with our legal counsel on Friday, October 21, 2022, we are transmitting this letter prior to filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) for the purpose of providing the Staff with our responses to the Staff’s comments in the Comment Letter and our proposals as to how we plan to address those comments in Amendment No. 4. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response and our proposed manner of addressing such comment in Amendment No. 4. Upon our receipt of the Staff’s comments to our proposals, we intend to file Amendment No. 4, with such changes, as deemed necessary by us, to fully address all of the Staff’s comments.

Amendment No. 3 to Registration Statement on Form F-3 filed September 8, 2022

Conventions that apply to this Prospectus, page ii

1. We note your response to prior comment 3 and we reissue the comment. Regarding the revised definition of China or PRC appears to include “Hong Kong, Macau and Taiwan, unless the context otherwise indicates” and “When used in the case of laws and regulations of China or the PRC, it refers to only such laws and regulations of mainland China,” revise your disclosure to include a definition of China or PRC that does not include such exclusions and is not limited to only such laws and regulations of mainland China. Also, remove from the definition the reference to “unless the context otherwise indicates.”

In response to the Staff’s comment, we intend to revise the definition of “China or PRC” in Amendment No. 4 to include Hong Kong and Macau that does not include any exclusions and is not limited to only such laws and regulations of mainland China. We respectfully advise the Staff that we intend to provide the following definition on page ii of Amendment No. 4 to address the Staff’s comment:

“China” or the “PRC,” in each case, refers to the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this prospectus.

Risk Factors, page 18

2. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources. In this regard, we note the information about COVID-19 in your press release filed as exhibit 99.1 to your Form 6-K filed August 18, 2022.

In response to the Staff’s comment, we intend to add a risk factor on page 34 of Amendment No. 4, which addresses any adverse impact that the COVID-19 pandemic has had on our business and operations and to specifically address the Staff’s comment as to whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on our operations, supply chain, liquidity or capital resources. We note that prior versions of the Registration Statement did not contain a risk factor disclosing any risks to our business relating to COVID-19, but such risk factor was incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended September 30, 2021, as amended and other filings with the Commission. Our proposed COVID-19 risk factor will provide as follows:

The COVID-19 pandemic has, and will likely continue to, negatively impact the global economy and disrupt normal business activity, which may have an adverse effect on our business, financial condition and results of operations.

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures impacted our workforce and operations, and those of our customers and suppliers. In particular, from October 2021 to March 2022 we experienced some disruption to our operations during the Chinese government mandated lockdown, due to the COVID-19 pandemic, including random shutdowns of out Tianjin and Changzhou factories, restrictions or suspensions of logistics and shipping services in certain areas of China. While we and our major suppliers are currently fully operational, there can be no assurance that these measures related to additional or increased outbreaks will not be implemented again.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or employees and third parties performing key functions, including our management and members of our board of directors, become ill, our business may be further adversely impacted.

More generally, the COVID-19 pandemic has and is expected to continue to adversely affect economies and financial markets globally in the longer-term, and could result in a continued economic downturn and a recession. This would likely adversely affect demand for some of our products, which may, in turn negatively impact our results of operations, but it is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.”

Recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have not currently had a material impact on our operations, supply chain, liquidity or capital resources. We continue to see demand in our products and have implemented a new marketing channel and sales model with increasing urban agent stores, as well as the launch of our new products. However, the environment remains uncertain and the impact of COVID-19 and the gradual recovery in sales of our products may not be sustainable over the longer term.  There can be no assurance that increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks will not, in the future, have a material impact on our operations, supply chain, liquidity or capital resources. The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

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We further respectively advise the Staff, that the press release filed as Exhibit 99.1 to our Form 6-K filed with the Commission on August 18, 2022, is consistent with the disclosure in the above-proposed risk factor in that it mentions the adverse impact of COVID-19 on our business and operations during the six month period ended March 31, 2021, which coincides with the financial reporting period covered by the press release. We further note that in the second paragraph under the heading “Management Commentary” in the press release, our Chief Executive Officer Jianhui Ye states: “The implementation of our new sales model, since the fourth quarter of 2021, by more urban partners and stores, along with the launch of our new products and the easing of the domestic COVID-19 pandemic control policy, has resulted in a gradual recovery in sales of our electric bicycles, as well as sales of our supporting lithium batteries beginning in June 2022.” This is also consistent with the disclosure in our proposed risk factor.

3. We note the references to inflation on page 24. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

In response to the Staff’s comment, we intend to add the following language on page 24 of Amendment No. 4 at the end of the last paragraph of the risk factor – “Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on EZGO’s business and operations through the WFOE, the VIE and its subsidiaries” so that the paragraph reads in its entirety as follows:

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, EZGO’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for EZGO’s products and services provided through the WFOE, the VIE and its subsidiaries in China, and consequently have a material adverse effect on its businesses through the WFOE, the VIE and its subsidiaries in China, financial condition and results of operations. The purchase price of steel, one of main raw materials for EZGO e-bicycles production, kept stable from October 2021 to September 2022. Although the purchase price of cathode material, one of main raw materials for EZGO lithium battery production, continues rising in 2022, EZGO was able to pass those costs to end consumers by raising the selling price of products. As a result, recent inflationary pressures have not materially impacted our operations.

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We thank the Staff for its review of the foregoing and any further guidance that it can provide us in addressing the Staff’s comments in Amendment No. 4. Please let us know if the changes we have proposed in Amendment No. 4 sufficiently address the Staff’s comments or if the Staff has any further comments. Please provide us with your further comments by contacting our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.

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